December 30, 2010

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”) File Nos. 033-48940; 811-06722 Post-Effective Amendment Nos. 78 and 78

Dear Mr. Eskildsen:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 78 (“PEA 78”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 78 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 78 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective on December 31, 2010. PEA 78 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 75 (“PEA 75”) and Amendment No. 75 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on October 15, 2010 for the purposes of registering the Forward Tactical Enhanced Fund (the “Fund”), a new series of the Registrant.

PEA 78 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Monday, November 29, 2010, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) the prospectus for Investor Class and Institutional Class shares of the Fund; (ii) the prospectus for Class A, C and M shares of the Fund; and (iii) the statement of additional information for all share classes of the Fund. PEA 78 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of November 29, 2010 to PEA 75, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)	Comment: In footnote (2) to the Annual Fund Operating Expenses table, please add disclosure concerning who may terminate the waiver, and under what circumstances.

Response: The Registrant notes that the disclosure contained in footnote (2) to the Annual Fund Operating Expenses table accurately states that the Fund’s investment advisor is “contractually obligated” (underline added) to waive a portion of its fees and reimburse other expenses until April 30, 2012. The Registrant believes that the inclusion of the phrase “contractually obligated” clearly indicates to shareholders that the waiver arrangement may not be terminated under any circumstances until April 30, 2012. Accordingly, the Registrant has not made any revisions in response to the comment.

2)	Comment: With respect to the derivatives disclosure included in the Principal Risks section, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response: The Registrant believes that the disclosure regarding the Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s investment strategy. As such, the Registrant believes that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the Investment Company Institute. Accordingly, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment and will revise the Fund’s derivatives disclosure, if necessary, based on the investment experience of the Fund under its investment strategy.

3)	Comment: Please move the reference to the sub-advisor from the Sub-Advisor/Portfolio Manager section to the Investment Advisor section.

Response: The Registrant notes that the format of the disclosure for the sub-advisor and portfolio manager mirrors the format of disclosure contained in prospectuses for other funds of the Registrant and complies with Item 5 of Form N-1A. Accordingly, in the interest of disclosure consistency among the prospectuses for each fund of the Registrant and to avoid investor confusion, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with the upcoming annual update.

4)	Comment: In the Sub-Advisor/Portfolio Manager section, please delete the following sentence: “Mr. Guptill is Chief Executive Officer and Chief Investment Officer of Broadmark which he co-founded in April 1999.”

Response: The Registrant notes that the contents of the disclosure for the sub-advisor and portfolio manager mirrors the content of the disclosure contained in prospectuses for another fund of the Registrant. Accordingly, in the interest of disclosure consistency among the prospectuses for funds of the Registrant and to avoid investor confusion, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with the upcoming annual update.

5)	Comment: In the Additional Investment Strategies and Risks section, certain of the security types listed in which the Fund may invest provide additional detail on principal risks, and as a result their inclusion in the Additional Investment Strategies and Risks section does not comply with Item 9(a), (b) and (c) of Form N-1A.

Response: The Registrant notes that although certain non-principal strategies and risks are provided in the Additional Investment Strategies and Risks section, the Registrant believes that such disclosure is necessary to fully describe how the Fund intends to achieve its investment objective, as required by Item 9 of Form N-1A. Accordingly, the Registrant has not made any revisions in response to the comment.

However, the Registrant will note the comment in connection with the upcoming annual update.

6)	Comment: On the back cover of the prospectus, please change the last four digits of the zip code for the SEC’s Public Reference Section to “1520.”

Response: The requested revision has been incorporated.

Statement of Additional Information:

7)	Comment: In the second Fundamental Investment Restriction listed under Fundamental Investment Restrictions of the Fund, please revise the last sentence thereof in light of the plain English guidelines, specifically: (i) clarify references to “issuers,” (ii) clarify references to “investment,” (iii) disclose how swap counterparties will be treated for concentration purposes and (iv) address the reason why credit default swaps are subject to different treatment.

Response: The Registrant notes that the disclosure in the last sentence of the second Fundamental Investment Restriction listed under Fundamental Investment Restrictions of the Fund is consistent with that of other, existing funds of the Registrant. In the interest of disclosure consistency among all funds of the Registrant, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with the upcoming annual update.

General:

8)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above. As noted in certain of the Registrant’s responses above, the Registrant will note and consider incorporating such comments in connection with the upcoming annual update.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0864 should you have any questions.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

Enclosure

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds
Douglas P. Dick, Partner, Dechert LLP
Kenneth R. Earley, Dechert LLP